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First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

February 17 – 22, 2005

Introduction

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Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

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Forward-looking statement

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First Financial Holdings, Inc.
Charleston, South Carolina
First Federal
FIRST SOUTHEAST
Investor Services, Inc.
FIRST SOUTHEAST
Insurance Services, Inc.
The KIMBRELL
Company, Inc.
FIRST SOUTHEAST
Fiduciary & Trust Services, Inc.
KINGHORN
Insurance Services, Inc.
PREFERRED
Markets, Inc.
JOHNSON
Insurance Associates, Inc /
Benefit Administrators, Inc.
ATLANTIC
Acceptance Corp.

First Financial's operations are conducted primarily through five companies - the bank - First Federal, the First Southeast group, consisting of a full service broker/dealer - First Southeast Investor Services; First Southeast Fiduciary and Trust Services, which provides trust services to bank customers and others; and one of South Carolina's largest insurance agencies - First Southeast Insurance Services - and a managing general agency operating under the Kimbrell Insurance Group (a wholesaler of insurance solutions to independent agencies). Atlantic Acceptance is a premium finance company.

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Outline

- Corporate Profile
- Strategic Direction
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Financial Performance

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To outline the presentation, I will:

- Give you a quick profile of First Financial;

- Describe the strategic direction of the company;

- Discuss our insurance sales and services and our focus on non-interest income growth;

- Briefly describe our distribution systems and the markets we serve;

- And, review financial performance.

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Corporate Profile

- 3rd largest financial institution headquartered in South Carolina
- Significant presence in attractive, high growth coastal markets
- One of the largest independent insurance agencies in South Carolina

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Corporate Profile

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Corporate Profile

December 31, 2004

(amounts in thousands)

A Community Bank offering consumer and business banking, insurance, investment and trust products and services

• NASDAQ ticker		FFCH
• Total Assets		$ 2,456,593
• Net Loans		$ 1,840,520
• Total Equity		$ 167,527
• Equity/Assets		6.82%
• Market capitalization		$ 402,931
• Average Compounded Growth Rate	5 Year	10 Year
(Fiscal Years Ended 9/30)		
– Assets	3.36%	6.98%
– Net Income	4.93%	6.93%
– Earnings per share	6.52%	7.63%

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(Read Slide) - (At December 31, 2004)

•

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Corporate Profile
Household Relationships
December 31, 2004

116,896 Banking households served
 25,353 Insurance households served
  5,330 Investment/Trust households served
    44% Households with 3 or More Products
    65% 50-Plus Club Households with 3 or More Products
    57% Retail Households With A Demand Account Relationship
    12% Insurance Households with a Bank Relationship

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(Read Slide)

Insurance Sales and Service

- Total Insurance Revenues: $18.4 million
- 37% Personal Lines/ 63% Commercial Lines
- Premiums Written (in millions)
  - Personal $ 38.6
  - Commercial $ 68.2
  - Wholesale (1,583 active producing agencies) $ 27.0
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb
- Largest Independent Allstate Representative in the United States.

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- We have been in the insurance agency business since 1986.

- Total annualized insurance revenues were just under $18.4 million.

- 37% coming from personal lines and 63% from commercial lines.

- The Kimbrell/Preferred Markets companies and Atlantic Acceptance Corporation were acquired in January 2004.

- They currently service 1,583 producing agencies. Since the acquisition, we have added new agencies as well as reduced low volume agencies.

- Over $900,000 in premiums, previously placed with other wholesalers, is now placed in-house.

- Some major companies represented include Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford And Chubb.

- In fact, First Southeast Insurance is the largest independent Allstate representative in the nation.

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Insurance revenues are up 28% for the first quarter in fiscal 2005 over the same period last year and they increased 28% for fiscal 2004. This is mostly as a result of the Kimbrell Insurance acquisition in the second quarter of fiscal 2004. Insurance revenues comprised 12.7% of total revenues during the first quarter of fiscal 2005. That percentage increases to 13.9% if you exclude the one-time judgment settlement and exclude gains on sales of real estate.



Non-interest income from insurance, brokerage, and trust services is growing much faster than other non-interest income and totaled more than $20 million in fiscal 2004, up 24%. These revenues are up 27% for the first quarter of 2005.



- Total non-interest revenues have grown 69% over the last three fiscal years with substantial growth in insurance and brokerage revenues.

- Total non-interest revenues were up 3% in fiscal 2004 despite mortgage banking revenues declining $6.2 million.

- During the first quarter of fiscal 2005, non-interest income was almost 39% of total revenues, up 44% over the same period last year. This quarter's increase over the comparable period in 2004, excluding net gains or losses on sales of securities, gains on sales of real estate from both periods, and the judgment settlement in the current quarter, is 21%.

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Other Income Distribution

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Strong growth in demand deposits - both retail and commercial accounts - has resulted in significant growth in deposit account fees (which were up 10% in 2002, 13% in 2003 and 9% 2004). Deposit account fees are up 7% for the first quarter in fiscal 2005.

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First Financial Holdings, Inc.
Markets
Lake Wylie
Florence
Lake City
Conway
Sunset Beach, NC
Myrtle Beach
Columbia
Charleston
Hilton Head Island
Retail Banking Offices (41)
Wal*Mart Superstore Offices (7)
First Southeast Insurance Services (11)
Kimbrell Insurance Group (1)
First Southeast Investor Services (10)
First Southeast Fiduciary and Trust Services (3)
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This describes our distribution systems.

- We have 48 bank sales offices -- 3 in Hilton Head, 23 in the Charleston area, 17 in the Grand Strand area and coastal North Carolina, and 5 in Florence.

- 7 of these locations are in Wal*Mart superstores -- monthly these branches produce more than 3 times the number of demand account relationships of traditional branches.

- We have a commitment to open 2 more stores in the next year to 18 months and may consider additional stores.

- We have 11 insurance sales offices (in addition to our recent Kimbrell/Preferred Markets acquisitions). These offices currently produce $98.5 million retail and commercial and $27 million wholesale in premiums annually. In 2001 we opened our first office in Brunswick County, North Carolina.

- We have 13 investment and trust offices located inside bank sales office locations throughout the region.

Financial Performance

A brief review of our recent financial performance.

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We are approximately $2.5 billion in assets at December 31, 2004. The lack of asset growth in recent periods is the result of a much larger proportion of single-family real estate loans being sold in the secondary market and our focus on acquiring service and advice related businesses.

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Our loan composition continues to change.

• We will put more emphasis on expanding consumer and business lending.

• As a result, these balances will continue to grow as a part of our total loan portfolio.

• Consumer, construction, and multi-family/commercial/business and real estate loans now represent 42% of total loans.

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At the end of fiscal 2004, non-performing assets were 51 basis points of total assets. Net charge-offs have been very low for the past five years and were 32 basis points in fiscal 2004. Obviously larger portfolios of commercial and consumer loans have resulted in increased levels of charge-offs.

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Problem Assets
December 31, 2004
(amounts in thousands)

Non-accrual Loans	$ 7,763
Loans 90 Days or More Past Due	34
Renegotiated Loans	0
REO through Foreclosure	4,178
TOTAL	$ 11,975
NPA/Total Assets	.49%
YTD Annualized Net Charge-offs /Average Net Loans	.31%
Allowance/Non-Performing Loans	189%

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Total problem assets were $12 million at December 31, 2004, down 22% from December 31, 2003. We expect stable to improving asset quality in 2005.

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Transaction accounts-checking, money market deposits and statement savings, now make up 55% of total deposits. Certificates of deposit are substantially all in-market, retail deposits.

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- The Company continues to grow lower costing demand deposit balances with considerable growth in business accounts.

- Balances of demand deposits were up 22% in fiscal 2003 and 10% in fiscal 2004.

- Due to the cyclical nature in several commercial accounts and decreased balances maintained for mortgage investors, our demand deposit balances declined slightly during the first quarter of fiscal 2005. Compared to the same period one year ago, our balances are up 16%.



Net interest income declined 2% in fiscal 2004 over fiscal 2003. This is due in part to continued loan repricing and a slowing of liability repricing. On a comparative basis, net interest income increased slightly between the quarters ended December 31, 2004 and December 31, 2003. Growth in average earning assets served to off set a slight decline in the net margin.



During fiscal 2003 the spread was 3.66%. In fiscal 2004, the spread declined to 3.35% where it remained in the first quarter of fiscal 2005.

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The bank efficiency ratio has been below 58% for several years. If you exclude the FHLB advance prepayment fee incurred in the June 2004 quarter, the ratio for fiscal 2004 would be 56.3%. Excluding the prepayment fee in the first quarter 2005, the efficiency ratio is 56.2%.

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Net income in fiscal 2004 was down 10% due primarily to lower gains on the sale of loans and a decline in net interest income. First quarter fiscal 2005 is up 12.5% over the same period last year. Excluding certain one-time items such as securities gains and losses, gains from property sales, receipt of a large judgment settlement, prepayment fees on FHLB advances, and one-time discretionary bonuses, net income in the first quarter in fiscal 2005 increased 7.7% over the comparable period in 2004.



Earnings per share increased 41% in fiscal 2000 to 2003, but were down in fiscal 2004. Earnings on a diluted basis increased 14.6% in the first quarter of fiscal 2005 compared with the prior period. Consensus estimates for our march 2005 quarter of 49 cents are in our range of 48 to 52 cents per share. In those projections, we are not considering any material change in the market value of originated mortgage servicing rights (OMSRs). Based on first quarter results and an assumed rate of 3.5% for fed funds at September 30, 2005, we expect our diluted earnings per share to range between $1.98 to $2.08 for fiscal year 2005. These projections do not include any impairment or recovery related to OMSRs nor any effect due to the company's adoption of Statement of Financial Accounting Standards No. 123, revised, "Share-based Payment." [7/1/2005]

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Return on equity exceeded 14.8% for the past six fiscal years. We are at 14.2% for the first quarter in fiscal 2005.

Stock Repurchase Programs

Starting Date	Ending Date	Shares Authorized	Shares Repurchased
5/27/03 -	11/30/04	650,000	593,983
10/25/02 -	6/30/03	650,000	650,000
9/17/01 -	9/30/02	600,000	477,800
2/25/00 -	9/30/00	500,000	93,300
10/23/98 -	6/30/99	500,000	500,000
7/29/96 -	3/31/97	250,000	93,100

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We have been a very active repurchaser of our common stock over the last three years. We repurchased over 88% of the 650 thousand share repurchase plan, which expired November 30, 2004. The board is not presently considering a new repurchase program.